UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2008.

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 000-17089

Boston Private Financial Holdings, Inc. 401(k) Profit Sharing Plan

Boston Private Financial Holdings, Inc.

Ten Post Office Square

Boston, Massachusetts 02109

REQUIRED INFORMATION ATTACHED

1.	Audited statements of Net Assets Available for Benefits in accordance with the financial reporting requirements of ERISA.

2.	Audited statements of changes in Net Assets Available for Benefits in accordance with the financial reporting requirements of ERISA.

3.	Written consent of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOSTON PRIVATE FINANCIAL HOLDINGS, INC. 401(k) PROFIT SHARING PLAN

By:	BOSTON PRIVATE FINANCIAL HOLDINGS, INC. 401(k) PLAN COMMITTEE, as Plan Administrator

By:	/s/ Gerald Raphel
Name:	Gerald Raphel
Title:	Senior Vice President – Human Resources Boston Private Financial Holdings, Inc.

Date:	June 26, 2009

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Page
Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2008 and 2007	3

Notes to Financial Statements	4 – 13

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	14

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA) have been omitted because there is no information to report.

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Boston Private Financial Holdings, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of Boston Private Financial Holdings, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year), as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but includes supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Boston, Massachusetts

June 26, 2009

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets:
Cash and cash equivalents	$34,764	$1,110
Investments, at fair value (notes 3 and 4):
Money market funds	9,016,012	3,917,730
Common stock – Boston Private Financial Holdings, Inc.	1,248,505	2,341,662
Self directed brokerage assets	3,959,057	6,741,000
Diversified investment funds	37,639,474	54,141,716

Total investments	51,863,048	67,142,108

Participant loans	949,074	788,984
Receivables:
Employer contributions	340,434	227,478
Employee contributions	104,549	8,241
Other receivables	709	2,020

Total receivables	445,692	237,739

Total assets	53,292,578	68,169,941

Net assets available for benefits	$53,292,578	$68,169,941

See accompanying notes to financial statements.

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Additions (deductions):
Additions to (deductions from) net assets attributed to:
Investment (loss) income and unrealized (depreciation) appreciation of investments:
Dividends and interest income	$977,554	$404,635
Net (depreciation) appreciation of investments (note 3)	(22,756,016)	3,867,300

Total investment (loss) income	(21,778,462)	4,271,935

Contributions:
Participant	7,678,157	6,752,107
Employer	2,668,843	2,852,532
Rollover	411,747	851,349
Other contributions	2,203	73,682

Total contributions	10,760,950	10,529,670
Assets transferred (note 1(a))	—	6,754,580

Total (deductions) additions	(11,017,512)	21,556,185

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	3,766,602	3,471,884
Expenses	93,249	105,252

Total deductions	3,859,851	3,577,136

Net (decrease) increase in net assets	(14,877,363)	17,979,049
Net assets available for benefits:
Beginning of year	68,169,941	50,190,892

End of year	$53,292,578	$68,169,941

See accompanying notes to financial statements.

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Plan Description

The following description of Boston Private Financial Holdings, Inc. 401(k) Profit Sharing Plan (the Plan) provides general information only. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan with a salary reduction arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC), sponsored by Boston Private Financial Holdings, Inc. (the Company or Plan Sponsor). This Plan is a continuation of Boston Private Bank & Trust Company 401(k) Plan (the BPB&TC Plan). The Plan includes the following consolidated subsidiaries: Boston Private Bank & Trust Company; Westfield Capital Management, LP; RINET Company, LLC; Boston Private Value Investors, Inc.; Borel Private Bank & Trust Company; Sand Hill Advisors, LLC; First Private Bank Bank & Trust; KLS Professional Advisors Group, LLC; Dalton Greiner, Harman, and Maher Co., LLC. As of February 1, 2007, the assets of the Gibraltar Bank, FSB 401(k) Savings Plan (the Gibraltar Plan) were merged into the Plan. As of January 2008, the employees of Anchor Capital Holdings, LLC joined the Plan as new participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. There were no assets transferred into the Plan in 2008. Assets transferred into the Plan in 2007 totaled $6,754,580.

Employees who have attained the age of 21 and completed one hour of service are eligible to make pre-tax contributions and participate in matching contributions on the first day of the calendar quarter following their date of hire. Employees who have attained the age of 21 and meet certain additional requirements are eligible to participate in any discretionary contribution made by their employer beginning on the first day of the calendar quarter following completion of one year of service.

(b)	Contributions

In 2008 and 2007, participants could have contributed up to 25% of their eligible pre-tax compensation to the Plan but could not exceed the annual dollar limit allowed by the IRC ($15,500 in 2008 and 2007). Participants who will be at least fifty years old by the end of the tax year may make additional contributions (catch-up contributions). The maximum amount of the annual catch-up contribution depends on the type of the plan involved as well as the tax year for which the contribution is being made. In 2008 and 2007, eligible participants may have elected to contribute up to $5,000 of their compensation as a catch-up contribution.

Boston Private Financial Holdings, Inc.; Boston Private Bank & Trust Company; Westfield Capital Management LP; RINET Company, LLC; Sand Hill Advisors, LLC; Boston Private Value Investors, Inc.; Borel Private Bank & Trust Company; First Private Bank & Trust; Dalton, Greiner, Hartman, Maher & Co., LLC; KLS Professional Advisors Group, LLC; Gibraltar Private Bank & Trust Company; and Anchor Capital Holdings, LLC (each a “Participating Employer”), at their discretion, may make a matching contribution equal to a set percentage. The percentage of the matching contribution is determined by the Participating Employer’s board of directors each year and only the

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2008 and 2007

participant’s contribution, up to a maximum of 6% of the participant’s annual compensation will be eligible for a matching contribution. Each Participating Employer, in addition to participating employer matching contributions, may elect to make a discretionary contribution. The amount of such contribution, if any, will be determined and voted on by the board of directors of each Participating Employer. In addition, Participating Employers may elect to make a discretionary contribution in the form of shares of common stock of the Plan Sponsor. If such stock contribution is made by any Participating Employer in any Plan Year, it will be allocated on a per capita basis.

Participants may contribute to a separate rollover account certain amounts which have been distributed from another tax-qualified retirement plan or an individual retirement account. Participants are fully vested at all times for any amounts credited to the rollover account.

(c)	Vesting

Participants are immediately vested in their contributions and any account established to hold employer contributions made in Company Stock, plus earnings thereon. The Company has outlined the following vesting schedule for employer matching contributions to the Plan. Upon the completion of two years of service, participants become 50% vested and are eligible to receive benefits in the employer matching contribution. Participants become 100% vested in the employer matching contribution at the earlier of completion of three years of service or attainment of normal retirement age. For employer discretionary contributions, participants become 20% vested at completion of one year of service and vest an additional 20% a year until they become fully vested at five years of service. In the event that a participant reaches normal retirement age before the completion of five years of service or employment is terminated due to retirement, death or disability, the participant becomes 100% vested. At any time, the participating employers may elect to set forth their own vesting schedule for their employees as they see fit. Vesting schedules set by the Participating Employers supersede the vesting schedule for the Plan.

If employment is terminated prior to normal retirement age for reason other than death or disability, the participant becomes vested in accordance with the following schedules:

Participating Employer Matching Contributions

Years of service	Vesting percentage
Less than two years	—%
2 years	50
3 years	100

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Participating Employer Discretionary Contributions

Years of service	Vesting percentage
Less than one year	—%
1 year	20
2 years	40
3 years	60
4 years	80
5 years	100

(d)	Payment of Benefits

If the amount of the benefit exceeds $5,000, then the participant may elect to receive the benefit under one or any combination of the following methods:

(a)	Lump sum in cash (or in shares of Boston Private Financial Holdings, Inc. Common Stock to the extent vested accounts are invested in the BPFH Stock Fund);

(b)	Cash payments in quarterly installments over a period of five, ten or fifteen years;

(c)	Maintain vested account balances in the Plan and delay distribution until a participant’s 65th birthday or death, which ever is earlier;

(d)	Transfer vested account balances to the trustee of another tax-qualified retirement plan or the trustee or custodian of a participant’s individual retirement account; or

(e)	Purchase a nontransferable annuity contract from a life insurance company, providing monthly payments over a specified period of time not to exceed the participant’s life expectancy or the joint expectancy of the participant and the participant’s designated beneficiary. Effective December 1, 2008, this option was no longer available.

If the amount of the benefit does not exceed $5,000 the participant may elect to receive the benefit under one of the following methods:

(a)	Lump sum cash payment;

(b)	Direct rollover to the trustee of another tax-qualified retirement plan, as elected by the participant.

If the amount of the benefit does not exceed $1,000 and the participant does not elect one of the above options, the administrative committee of the 401(k) Plan (the Committee), as appointed by the board of directors will direct Mass Mutual (the Trustee prior to December 1, 2008) or Fidelity (the Trustee from December 1, 2008 and after) to distribute the benefit to the participant in one lump sum payment in cash (or in shares of Boston Private Financial Holdings, Inc. Common Stock to the extent vested accounts are invested in the BPFH Stock Fund). However, if the benefit exceeds $1,000 but does not exceed $5,000 and the participant does not elect one of the above options the benefit is paid out in the following manner:

(a)	The distribution shall be made in one lump sum payment in cash (or in shares of Boston Private Financial Holdings, Inc. Common Stock to the extent vested accounts are invested in the BPFH Stock Fund) if the participant is age 65 or older;

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(b)	The Committee shall direct the Trustee to pay the distribution in a direct rollover to an individual retirement plan designated by the Committee in accordance with the Section 401(a) (31) (B) if the participant is under age 65.

(e)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s contribution and Plan earnings or losses. Upon withdrawal from the Plan, participants are entitled to the amount they have contributed, their Company Stock account, the amount of their employer matching contributions and employer discretionary contributions in which they are vested and any earnings credited to their account.

(f)	Participant Loans

The Plan provides for participant loans with plan administrator approval. The maximum aggregate loan amount that may be outstanding at one time is 50% of a participant’s total vested account balance, not to exceed $50,000. The $50,000 maximum will be reduced by the participant’s highest outstanding loan balance in the previous 12 months, even if amounts have been repaid. A participant may not have more than two loans outstanding at any one time. The minimum loan amount allowed under the Plan is $1,000. Until otherwise determined by the trustee, the interest rate on all loans given shall be the prime rate plus 2%.

All loans are required to be repaid within five years of the date of the loan unless the purpose of the loan is to acquire a principal residence, in which case the repayment period can be up to twenty years. Defaults on loans are treated as a distribution of the participant’s account balance.

(g)	Participant Investment Options

Participants may elect to suspend contributions at any time. Although they can only change their future contributions during open enrollment, which is the first day of any quarter, participants may reallocate their prior and future contributions on a daily basis. Plan participants may direct their investments into shares in a number of diversified investment funds, in addition to the self directed brokerage account (SDBA).

As of December 1, 2008, participants may no longer elect to invest in Boston Private Financial Holdings, Inc. common stock.

(h)	Forfeitures

As of December 31, 2008 and 2007, forfeited nonvested accounts totaled $267,434 and $264,016, respectively. These amounts will be used to reduce future employer contributions. During 2008 and 2007, employer contributions were reduced by $76,169 and $87,688, respectively, from forfeited nonvested accounts.

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(i)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become fully vested in their employer contributions.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been presented on the accrual basis of accounting. Certain reclassifications have been made to the prior year’s financial statements to conform to the current year’s presentation.

(b)	Investment Valuation and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of Boston Private Financial Holdings, Inc. Common Stock is based upon its quoted market price. The fair value of the diversified investment funds is measured by the net unit value, which is based on the fair value of the underlying assets of each fund.

Purchases and sales of securities are reflected on the trade-date basis. Interest income is recognized on the accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation includes gains and losses on investments bought and sold as well as held during the year.

(c)	Participant loans

Participant loans are valued at the amortized cost, which approximates fair value.

(d)	Administrative Expenses

Certain administrative expenses such as auditing and legal fees are paid directly by the Company and, accordingly, are not reflected in the accompanying financial statements. However, other administrative costs such as check charges for participant distributions and the annual fee for self directed brokerage accounts are paid for by the participants. Participant paid expenses are deducted directly from their account balance and, therefore, are reflected in the accompanying financial statements.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(g)	Cash and Cash Equivalents

The Plan considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

(3)	Investments

The following table presents investments that represent 5% or more of the Plan’s net assets at the end of year:

	Number of shares/units	Fair value
December 31, 2008:
Fidelity Retirement Money Market Portfolio*	7,751,015	$7,751,015
American Funds Growth Fund of America - Class R4	263,151	5,347,220
Self Directed Brokerage Assets* †	—	5,224,054
American Funds EuroPacific Growth Fund - Class R4	182,596	5,032,333
PIMCO Total Return Fund - Institutional Class	428,128	4,341,222
Eaton Vance Large-Cap Value Fund - Class I	260,304	3,795,229
Baron Partners Fund	266,456	3,250,762
Spartan US Equity Index Fund - Investor Class	87,675	2,796,820

December 31, 2007:
Self Directed Brokerage Assets*	—	$6,741,001
MassMutual Select Fundamental Value Fund*	32,031	5,020,673
MassMutual Select Indexed Equity Fund*	36,298	4,262,450
MassMutual Government Money Market Fund*	21,056	3,769,444
MassMutual Select Focused Value Fund*	15,037	3,844,351
MassMutual Select Mid Cap Growth II Fund*	23,018	6,030,727
MassMutual Premier Capital Appreciation Fund*	19,786	3,728,833
MassMutual Select Overseas Fund*	23,380	3,944,838
MassMutual Growth Fund	16,094	3,493,498
MassMutual Premier Core Bond Fund*	23,211	3,654,230

*	Represents a party-in-interest to the Plan.
†	Included in Self Directed Brokerage Assets are money market investments of $1,264,997.

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2008 and 2007

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/ appreciated in value by ($22,756,016) and $3,867,300, respectively, as shown in the following table:

	2008	2007
Common stock – Boston Private Financial Holdings, Inc.	$(2,084,494)	(92,093)
Self directed brokerage assets	(2,391,361)	424,602
Diversified investment funds	(18,280,161)	3,534,791

	$(22,756,016)	3,867,300

(4)	Fair Value Measurements

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards Board No. 157, Fair Value Measurements (“FAS 157”) for all financial assets and liabilities disclosed at fair value in the financial statements on a recurring basis. FAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access at the measurement date. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted market prices in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs for the asset or liability. These inputs reflect our own assumption about the assumptions a market participant would use in pricing the asset or liability.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value, on a recurring basis, as of December 31, 2008:

		Fair value measurements at reporting date using:
Description	December 31, 2008	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Money market investments	$9,016,012	$9,016,012	$—	$—
Common stock – Boston Private Financial Holdings, Inc.	1,248,505	1,248,505	—	—
Self directed brokerage assets	3,959,057	3,854,907	104,150	—
Diversified investment funds	37,639,474	37,639,474	—	—

Total investments measured at fair value	$51,863,048	$51,758,898	$104,150	$—

(5)	Tax Status

The Plan received a favorable determination letter, dated March 23, 2004, from the Internal Revenue Service indicating that the Plan is qualified under IRC Section 401(a) and is exempt from federal income taxes under IRC Section 501(a). The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan is currently designed and is operating in accordance with its terms and in conformity with the applicable requirements of the IRC. None of the eight amendments that have been made to the Plan since March 23, 2004, are considered significant. The amendments incorporated into the Amended and Restated Plan Effective December 1, 2008 are also not considered significant.

(6)	Related-Party Transactions

There are several components of the Plan that qualify as related party transactions. Some Plan investments prior to December 1, 2008 were shares of diversified investment funds managed by Mass Mutual Financial Group. Mass Mutual Financial Group was the recordkeeper of the Plan through December 1, 2008 and therefore transactions with the investment funds managed by Mass Mutual Financial Group qualify as party-in-interest transactions.

On December 1, 2008, the Plan’s recordkeeper and trustee migrated to Fidelity Investments Institutional Operations Company, Inc. and Fidelity Management Trust Company, respectively. On that date, the Plan also adopted new investment options, some of which are mutual funds managed by other subsidiaries of FMR, LLC and therefore qualify as parties-in-interest.

Certain Plan investments are shares of Boston Private Financial Holdings, Inc. Common Stock. Boston Private Financial Holdings, Inc. is the Plan Sponsor and, as such, transactions in BPFH Common Stock qualify as party-in-interest. Administrative expenses paid directly by the Company (Footnote 2(c)), as well as participant loans (Footnote 1(f)) qualify as party-in-interest transactions.

(7)	Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities,

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2008 and 2007

it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$53,292,578	68,169,941
Plan receivables (accrual accounting) not recorded on Form 5500:
Employer contributions	(340,434)	(227,478)
Employee contributions	(104,549)	(8,241)

Total current year receivables	(444,983)	(235,719)

Net assets available for benefits per the Form 5500	$52,847,595	67,934,222

The following is a reconciliation of net (decrease) increase in net assets per the financial statements for the years ended December 31, 2008 and 2007 to Form 5500:

	2008	2007
Net (decrease) increase in net assets per the financial statements	$(14,877,363)	17,979,049
Plan receivables (accrual accounting) not recorded on Form 5500:
Reverse prior year accrual – employer contributions	227,477	156,724
Reverse prior year accrual – employee contributions	8,241	11,269
Reverse prior year accrual – other contributions	—	—

Total prior year receivables	235,718	167,993

Employer contributions	(340,434)	(227,478)
Employee contributions	(104,549)	(8,241)

Change in total current year receivables not recorded	(444,983)	(235,719)

Total net receivables not recorded	(209,265)	(67,726)

Plan liabilities recorded on Form 5500:
Reverse prior year accrual – employee distribution	—	7,476

Total liabilities	—	7,476

Net (decrease) increase in plan assets per the Form 5500	$(15,086,628)	17,918,799

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The majority of reconciling items occur because the Form 5500 is maintained on a cash basis whereas the financial statements are maintained on an accrual basis. The DOL, however, requires that amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, should not be reported as liabilities on the financial statements but reported on Form 5500 as such.

(9)	Subsequent Events

In January 2009, the employees of Charter Bank, Bingham, Osborn & Scarborough, LLC, and Davidson Trust Company joined the Plan as new participants. On March 1, 2009, the assets of the Davidson Investment Counselors 401(k) Profit Sharing Plan were merged into the Plan. On April 1, 2009, the assets of the Charter Bank 401(k) Plan were merged into the Plan.

In March 2009, Boston Private Value Investors, Inc. was sold by Boston Private Financial Holdings, Inc. As of that date, employees of Boston Private Value Investors, Inc. were deemed terminated as to the Plan and their assets were treated as such in accordance with the Plan documents.

In March 2009, Boston Private Financial Holdings, Inc. announced a plan for the sale of Sand Hill Advisors, LLC. As of the date of this filing the sale had not been completed, however it is anticipated that upon completion of the sale, employees of Sand Hill Advisors, LLC will be deemed terminated as to the Plan and their assets will be treated as such in accordance with the Plan documents.

As of June 23, 2009 the value of the shares of Boston Private Financial Holdings common stock held in the Plan was $724,033.

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investments		** (d) Cost	(e) Current value
*	Fidelity Retirement Money Market	7,751,014.840	shares	—	$7,751,015
	American Funds Growth Fund of America-Class R4	263,150.585	shares	—	5,347,220
	Self Directed Brokerage Assets	—	shares	—	5,224,054
	American Funds EuroPacific Growth Fund-Class R4	182,595.555	shares	—	5,032,333
	PIMCO Total Return Fund-Institutional Class	428,128.362	shares	—	4,341,222
	Eaton Vance Large-Cap Value Fund-Class 1	260,303.790	shares	—	3,795,229
	Baron Partners Fund	266,455.922	shares	—	3,250,762
	Spartan U.S. Equity Index Fund-Investor Class	87,674.614	shares	—	2,796,820
	Baron Growth Fund	75,445.943	shares	—	2,324,798
	Victory Diversified Stock Fund-Class 1 Shares	177,006.510	shares	—	1,970,082
*	Fidelity Freedom 2020 Fund	188,118.674	shares	—	1,890,593
	Artisan Mid Cap Value Fund-Investor Class	129,101.461	shares	—	1,673,155
*	Fidelity Freedom 2030 Fund	144,437.800	shares	—	1,409,713
*	BPFH Stock Fund	182,529.911	shares	—	1,248,505
	PIMCO Low Duration Fund-Institutional Class	121,312.385	shares	—	1,142,763
*	Fidelity Freedom 2040 Fund	196,027.495	shares	—	1,095,794
*	Fidelity Balanced Fund	60,074.415	shares	—	788,176
*	Fidelity Freedom 2010 Fund	55,037.249	shares	—	570,186
*	Fidelity Freedom Income Fund	7,222.455	shares	—	69,047
	Artisan International Fund-Investor Class	2,184.434	shares	—	32,679
	Longleaf Partners Small-Cap Fund	2,119.970	shares	—	30,909
	Cohen & Steers Realty Shares, Inc.	369.884	shares	—	13,689
*	Fidelity Freedom 2025 Fund	1,640.837	shares	—	13,504
	PIMCO-Real Return Fund-Institutional Class	1,411.953	shares	—	13,343
	Van Eck Global Hard Assets Fund-Class A Shares	431.640	shares	—	11,585
	WHG LargeCap Value Fund-Institutional Class	868.627	shares	—	7,088
*	Fidelity Freedom 2050 Fund	926.210	shares	—	5,983
*	Fidelity Freedom 2015 Fund	521.615	shares	—	4,465
*	Fidelity Freedom 2045 Fund	634.427	shares	—	4,175
*	Fidelity Freedom 2035 Fund	477.515	shares	—	3,834
*	Fidelity Freedom 2005 Fund	26.784	shares	—	225
*	Fidelity Freedom 2000 Fund	10.154	shares	—	102

					51,863,048
*	Participant loans	Interest rates ranging from 5.75% to 10.25%			949,074

					$52,812,122

*	Represents a party-in-interest to the Plan.
**	Per ERISA guidelines, the cost of investments is not required to be included on this schedule.

See accompanying report of independent registered public accounting firm.